Exhibit 99.5

James Hardie Industries plc Level 3 22 Pitt Street Sydney NSW 2000 Australia T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

Thursday, 1 May 2014 The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 4th Quarter FY14 results on Thursday, 22 May 2014.

Investor, Analyst and Media briefing:

A physical briefing for investors, analysts and media will be held at the Radisson Blu Sydney (Press Room), 27 O’Connell Street, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Time:	10.00am (AEDT)

Dial in:	+61 2 8524 5042

Participant Passcode:	3017601

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully

SEAN O’SULLIVAN
VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Harrison (USA),

Alison Littley (United Kingdom), Donald McGauchie (Australia), James Osborne, Rudy van deer Meer (Netherlands),

Chief Executive Officer: Louis Gries

Company number: 485719